March 10, 2010



VIA EDGAR

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                    RE: Robeco-Sage Multi-Strategy TEI Fund, L.L.C. File Nos.: 333-164095 and 811-22377


Dear Mr. O'Connor and Ms. DiAngelo:

          Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "Fund") confirms that the second sentence of each of the sections of its Prospectus entitled "Purchases of Units--Purchase Terms" and "Offering Summary--Initial Closing Date" will be replaced in its entirety with the following language:

          "Monies received from prospective investors in advance of the initial closing date will be held in a non-interest-bearing escrow account until such time as the Adviser believes the investment program for the Fund can be implemented, but in no event will such monies be held for longer than three months."

          The  above  changes  will  be  reflected  in  the  Fund's   definitive
Prospectus to be filed pursuant to Rule 497(c) under the Securities Act of 1933, as amended.

          In addition, the Fund confirms that it has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Fund's Registration Statement. The Fund also confirms that FINRA has reviewed the terms and arrangements of the offering and issued a no objections letter with respect to the offering on February 23, 2010.

                                     * * * *

          In addition to the foregoing, the Fund acknowledges that:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions or require further information, please call me at (212) 756-2192. Thank you for your assistance regarding this matter.

                                         Very truly yours,

                                         /s/ Karen L. Spiegel
                                         --------------------
                                         Karen L. Spiegel